Exhibit 99.1

B.O.S received a $500,000 order for fourth generation communication equipment, to be supplied to a leading Israeli mobile operator

Rishon LeZion, Israel — October 16, 2013 — B.O.S. Better Online Solutions Ltd. (“BOS”) (NASDAQ:BOSC), today announced that its Supply Chain Division received an order in the amount of $500,000 from an Israeli leading mobile operator. The order is for fourth generation Radio Frequency equipment that is intended for use with the mobile operator’s cellular network. The supply of the order and the recording of revenues are expected in the fourth quarter of year 2013.

Avidan Zelicovski, BOS President, stated: “This order marks an important milestone for our Company, as the Israeli mobile operator has selected the equipment for its fourth generation cellular network. Also, this order could generate interest in this equipment from mobile operators worldwide.”

About BOS

B.O.S. Better Online Solutions Ltd. (BOSC) is a leading provider of RFID and Supply Chain solutions to global enterprises. BOS' RFID and mobile division offers both turnkey integration services as well as stand-alone products, including best-of-breed RFID and AIDC hardware and communications equipment, BOS middleware and industry-specific software applications. The Company's supply chain division provides electronic components consolidation services to the aerospace, defense, medical and telecommunications industries as well as to enterprise customers worldwide For more information, please visit: www.boscorporate.com

Safe Harbor Regarding Forward-Looking Statements

The forward-looking statements contained herein reflect management's current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of  BOS.  These risk factors and uncertainties include, amongst others, the dependency of sales being generated from one or few major customers, the uncertainty of BOS being able to maintain current gross profit margins, inability to keep up or ahead of technology and to succeed in a highly competitive industry, inability to maintain marketing and distribution arrangements and to expand our overseas markets, uncertainty with respect to the prospects of legal claims against BOS, the effect of exchange rate fluctuations, general worldwide economic conditions and continued availability of financing for working capital purposes and to refinance outstanding indebtedness; and additional risks and uncertainties detailed in BOS's periodic reports and registration statements filed with the U.S. Securities Exchange Commission. BOS undertakes no obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.